SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2




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                                                                          Page 2


                                      INDEX


Press Release dated November 19, 2002                                        3-4
Material Change Report dated November 19, 2002                               5-6

Signature Page                                                               7




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                                                                          Page 3


                                  Press Release

                       KINROSS, TVX AND ECHO BAY AGREE TO
                           AMEND COMBINATION AGREEMENT

Toronto, Ontario - November 19, 2002 Kinross Gold Corporation (TSX-K; Amex-KGC) ("Kinross"), TVX Gold Inc. (TSX-TVX; NYSE-TVX) ("TVX") and Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO) ("Echo Bay") announced today that they have agreed to amend the agreement providing for the proposed combination of the companies to extend the termination date from November 30, 2002 to January 31, 2003 (which date shall automatically be extended to February 28, 2003 if on January 31, 2003 the combination is not completed only because a final order of the Superior Court of Ontario approving the combination has not been obtained). As a result of the U.S. Securities and Exchange Commission's ongoing review of the preliminary proxy statement filed with the Commission on July 16, 2002 and refiled on September 17, 2002, the companies determined that they would not be able to finalize and mail their respective proxy materials in time to hold the special meetings for purposes of considering the proposed combination prior to November 30, 2002. The Companies currently anticipate that the special meetings will be held in early 2003.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: The statements herein that are not historical facts are forward-looking statements. They involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include, but are not limited to, the possibility that the combination of Kinross, TVX and Echo Bay may not be completed; future changes in gold prices (including derivatives) and/or production costs which could render projects uneconomic; ability to access financing; availability of hedging opportunities; differences in ore grades; recovery rates and tons mined from those expected; changes in mining and milling/heap leaching rates from currently planned rates; the results of future exploration activities and new exploration opportunities; changes in project parameters as plans continue to be refined; increasingly stringent reclamation requirements imposed by regulatory authorities; and other factors detailed in Echo Bay's filings with the Securities and Exchange Commission.

On September 17, 2002, Echo Bay refiled with the Commission a preliminary proxy statement regarding the proposed business combination transaction referred to in the foregoing information. In addition, Echo Bay will prepare and file with the Commission a definitive proxy statement and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive proxy statement, when it becomes available, because it will contain important information. The definitive proxy statement will be sent to shareholders of Echo Bay to seek their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement, when it is available, and other documents filed with the Commission by Echo Bay at the Commission's web site at www.sec.gov. The definitive proxy statement, when it is available, and these other documents may also be obtained for free from Echo Bay by directing a request to Lois-Ann L. Brodrick, Vice President and Secretary, 780-496-9704, investor_relations@echobaymines.ca.




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                                                                          Page 4


Certain information concerning participants

The names, affiliations and interests of participants in the solicitation of proxies of Echo Bay's shareholders to approve the combination are included in the preliminary proxy statement.

For further information:

Kinross Gold Corporation: e-mail info@kinross.com or contact:
Robert M. Buchan                              Gordon A. McCreary
President and Chief Executive Officer         Vice President, Investor Relations
Tel. 416-365-5650                             and Corporate Development
                                              Tel. 416-365-5132

Echo Bay Mines Ltd.: e-mail investor_relations@echobaymines.ca or contact:
Lois-Ann L. Brodrick
Vice President and Secretary
Tel. 780-496-9704

TVX Gold Inc.: e-mail info@tvxgold.com or contact:
T. Sean Harvey                                Carl B. Hansen
President and Chief Executive Officer         Manager, Investor Relations
Tel. 416-366-8160                             Tel. 416-941-0119

Newmont Mining Corporation: e-mail corprelations@corp.newmont.com or contact:
Russell Ball
Group Executive, Investor Relations
Tel. 303-837-5927




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                                                                          Page 5


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Date of Material Change

November 19, 2002

Item 3. Press Release

Press release was issued by Kinross in Toronto on November 19, 2002 with respect to the material change and filed via SEDAR.

Item 4. Summary of Material Change

Kinross, TVX Gold Inc. ("TVX"), and Echo Bay Mines Ltd. ("Echo Bay") announced that they have agreed to amend the agreement providing for the proposed combination of the companies to extend the termination date from November 30, 2002 to January 31, 2003 (which date shall automatically be extended to February 28, 2003 if on January 31, 2003 the combination is not completed only because a final order of the Superior Court of Ontario approving the combination has not been obtained).

Item 5. Full Description of Material Change

Kinross, TVX, and Echo Bay announced that they have agreed to amend the agreement providing for the proposed combination of the companies to extend the termination date from November 30, 2002 to January 31, 2003 (which date shall automatically be extended to February 28, 2003 if on January 31, 2003 the combination is not completed only because a final order of the Superior Court of Ontario approving the combination has not been obtained). As a result of the U.S. Securities and Exchange Commission's ongoing review of the preliminary proxy statement filed with the Commission on July 16, 2002 and refiled on September 17, 2002, the companies determined that they would not be able to finalize and mail their respective proxy materials in time to hold the special meetings for purposes of considering the proposed combination prior to November 30, 2002. The Companies currently anticipate that the special meetings will be held in early 2003.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A




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                                                                          Page 6


Item 8. Senior Officer

       Ms. Shelley M. Riley
       Corporate Secretary
       Telephone: (416) 365-5198
       Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

      DATED at Toronto this 19th  day of November, 2002.

                                        KINROSS GOLD CORPORATION


                                        PER: /s/ Shelley M. Riley
                                             --------------------
                                             Shelley M. Riley




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                                                                          Page 7


                                   SIGNATURE




     Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KINROSS GOLD CORPORATION




                                        Signed: /s/ Shelley M. Riley
                                                ----------------------
                                                Shelley M. Riley
                                                Corporate Secretary



November 20, 2002.